Exhibit 99

NATIONAL FUEL GAS

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Twelve Months Ended June 30
	2011	2010
	(Thousands of Dollars)
INCOME
Operating Revenues	$1,779,205	$1,750,902

Operating Expenses
Purchased Gas	639,382	658,101
Operation and Maintenance	398,093	398,825
Property, Franchise and Other Taxes	81,882	73,127
Depreciation, Depletion and Amortization	219,881	185,449

	1,339,238	1,315,502

Operating Income	439,967	435,400
Other Income (Expense):
Income from Unconsolidated Subsidiaries	94	2,343
Gain on Sale of Unconsolidated Subsidiaries	50,879	—
Interest Income	2,958	3,468
Other Income	5,993	3,329
Interest Expense on Long-Term Debt	(77,946)	(87,300)
Other Interest Expense	(5,525)	(7,718)

Income from Continuing Operations Before Income Taxes	416,420	349,522
Income Tax Expense	162,982	132,838

Income from Continuing Operations	253,438	216,684
Income (Loss) from Discontinued Operations	6,009	(2,174)

Net Income Available for Common Stock	$259,447	$214,510

Earnings Per Common Share:
Basic:
Income from Continuing Operations	$3.08	$2.68
Income (Loss) from Discontinued Operations	0.07	(0.03)

Net Income Available for Common Stock	$3.15	$2.65

Diluted:
Income from Continuing Operations	$3.04	$2.63
Income (Loss) from Discontinued Operations	0.07	(0.02)

Net Income Available for Common Stock	$3.11	$2.61

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	82,321,791	80,941,793

Used in Diluted Calculation	83,508,416	82,335,561